SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                           For the month of June, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)


                                    SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

SVG Capital plc

2. Name of director

Nicholas Ferguson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

BBHISL Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase

7. Number of shares / amount of stock acquired

85,000 Ordinary Shares

8. Percentage of issued class

0.066%

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

GBP6.375

13. Date of transaction

17 June 2005

14. Date company informed

17 June 2005

15. Total holding following this notification

447,341 ordinary shares (beneficial)
27,900 ordinary shares (non-beneficial)
GBP500,000 Convertible Bonds due 2013

16. Total percentage holding of issued class following this notification

0.348%
0.021%
1.020%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-

18. Period during which or date on which exercisable

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

John Spedding - 020 7658 3206

25. Name and signature of authorised company official responsible for making this notification

John Spedding

Date of Notification

20 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                     SCHEDULE 11

            NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

SVG Capital plc

2. Name of director

Nicholas Ferguson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Non-beneficial interest as Trustee of the N & J Ferguson Charitable Trust

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

BBHISL Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Jane Ferguson (wife of Nicolas Ferguson) is a trustee of the above mentioned Charitable Trust.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase

7. Number of shares / amount of stock acquired

15,000 Ordinary Shares

8. Percentage of issued class

0.011%

9. Number of shares/amount of stock disposed


10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

GBP6.375

13. Date of transaction

17 June 2005

14. Date company informed

17 June 2005

15. Total holding following this notification

447,341 ordinary shares (beneficial)
42,900 ordinary shares (non-beneficial)
GBP500,000 Convertible Bonds due 2013

16. Total percentage holding of issued class following this notification

0.348%
0.033%
1.020%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-

18. Period during which or date on which exercisable

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

John Spedding - 020 7658 3206

25. Name and signature of authorised company official responsible for making this notification

John Spedding

Date of Notification

20 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date:   June 22, 2005


                                By:/s/John Spedding
                                      John Spedding
                                      Company Secretary
                                      For and on behalf of Schroder Investment
                                      Management Limited, Secretaries